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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                   PAY88, INC.
                                (Name of Issuer)

                    Shares of Common Stock, $0.001 Par Value
                         (Title of Class of Securities)

                                   704291 10 3
                                 (CUSIP Number)

                                     Guo Fan
                      President and Chief Executive Officer
                              1053 North Barnstead
                               Barnstead, NH 03225

                                 (603) 776-6044
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 3, 2006
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 704291 10 3
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1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
    Guo Fan
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
                                (a) [__]  (b) [__]
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3.  SEC Use Only

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4.  Source of Funds (See Instructions)
    OO
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5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)    [  ]

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6.  Citizenship or Place of Organization:
    United States
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  Number of          7.   Sole Voting Power
   Shares                   -7,600,000-
Beneficially         -----------------------------------------------------------
   Owned             8.   Shared Voting Power
  By Each                      -0-
 Reporting           -----------------------------------------------------------
  Person             9.   Sole Dispositive Power
                            -7,600,000-
                     -----------------------------------------------------------
                     10.  Shared Dispositive Power
                               -0-
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
    7,600,000 shares of common stock
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares    [  ]

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13. Percent of Class Represented by Amount in Row (11)
    76% of the issued and outstanding shares of common stock
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14. Type of Reporting Person (See Instructions)
    IN
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

Item 1. Security and Issuer

Security:     Common Stock, $0.001 par value

Issuer:       Pay88, Inc.
              1053 North Barnstead
              Barnstead, NH 03225

Item 2. Identity and Background

(a) The name of the person filing this statement is Guo Fan (the "Reporting Person").

(b) The residence or business address of the Reporting Person is 1053 North Barnstead, Barnstead, NH 03225

(c) The present principal occupation of the Reporting Person is serving as President and Chief Executive Officer of the issuer.

(d) The reporting person is a citizen of the United States.

(e) During the last five years, neither the Reporting Person nor any other person listed in (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On August 9, 2005, the Reporting Person was issued 7,600,000 shares of common stock upon his surrender to the issuer of his 7,600,000 shares of the common stock of Pay88, Ltd., a New Hampshire corporation. Such exchange of shares was made as a result of the merger between the issuer and Pay88, Ltd. that was effectuated on such date. The Reporting Person had been issued the 7,600,000 shares of the common stock of Pay88, Ltd. in consideration for services rendered in his capacity as a founder, director, and officer of Pay88, Ltd. and the issuer.

Item 4. Purpose of Transaction

On August 9, 2005, the Reporting Person was issued 7,600,000 shares of common stock upon his surrender to the issuer of his 7,600,000 shares of the common stock of Pay88, Ltd., a New Hampshire corporation, following the merger between the issuer and Pay88, Ltd. The merger was effectuated for the purpose of reincorporating Pay88, Ltd. from New Hampshire to Nevada. The Reporting Person had been issued the 7,600,000 shares of the common stock of Pay88, Ltd. in consideration for services rendered in his capacity as a founder, director, and officer of Pay88, Ltd. and the issuer.

Item 5. Interest in Securities of the Issuer

(a) The Issuer has 10,000,000 issued and outstanding shares of common stock. The Reporting Person owns 7,600,000 shares (representing 76%) of the issued and outstanding common stock of the issuer.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) The Reporting Person has not effected any transactions in the shares of the issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to Be Filed as Exhibits

Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 2006


                                                  /s/ Guo Fan
                                                  ----------------
                                                  Name: Guo Fan




Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).